

An American Soul Establishment

shared only with the understanding that you will not share its contents or ideas with third parties without the express written consent of the plan author.

Confidentiality Agreement

The undersigned reader acknowledges that the information provided by Miss Prissy's LLC in this business plan is confidential; therefore, the reader agrees not to disclose it without the express written permission of Dreamer L. Glen (owner).

It is acknowledged by reader that information to be furnished in this business plan is in all respects confidential in nature, other than information which is in the public domain through other means and that any disclosure or use of same by reader, may cause serious harm or damage to the 431 S Warren Street Project.

Upon request, this document is to be immediately returned to
Dreamer L Glen.

_____
Signature

_____
Name (typed or printed)

_____
Date

This is a business plan. It does not imply an offering of securities.

Table of Contents

Executive Summary

Miss Prissy's is currently operating as a carry out restaurant in the Salt City Market. The Company was established as a general partnership in 2017 and in February of 2020 an LLC. In 2023 Miss Prissy's gained NYS MWBE certification. We offer superior service and stellar food for all of Syracuse and its surrounding clients such as Centerstate CEO, Upstate Hospital, Crouse Hospital, Gifford Foundation, The Charitable Fund, Syracuse, Colgate, ESF Colleges and several other private events. In December of 2022 Miss Prissy's launched our Miss Prissy's Sassy Sauce that can be found in local supermarkets in and around the Syracuse area.

Miss Prissy's current home is a 440 sq. ft. food stall in the Salt City Market. A $22M project of Syracuse Urban Partnership, a two-year-old nonprofit under the Allyn Family Foundation in Downtown Syracuse.

The Salt City Market has served us well. However, the customer demand for expanded services that we are unable to offer at our Salt City location has caused us to set our sights on a new home. Miss Prissy's will welcome customers in our new space at 431 South Warren Street in January of 2024. Moving into this location with increased capacity will allow us to triple our revenue and allow us to create a larger workforce. We will also be able to add to the development of Downtown Syracuse living.

Miss Prissy's has set the mood of modern amazing dining with typical food. Our colorful clean simple interior architecture, and comfortable seating will allow us to better meet the needs of our customer. Our menu has always presented a welcomed change to the city of Syracuse where soul food options in the downtown area are limited.

We are aware that there are very few large-scale and small-scale traditional favorite long standing restaurants in Downtown Syracuse, which is why we spent time and resources to conduct a thorough feasibility study and market survey to ensure our longevity and endurance.

We have a customer relationship management software (CRM software) that enables us to manage a one-on-one relationship with our customers no matter how large our customer base may grow. Our business will ensure that we get our patrons involved when making some business decisions that directly affect them.

Miss Prissy's is destined to create a new, fashionable, and friendly sit down restaurant that will be serving high-quality, fresh food items.

Business Overview

The Miss Prissy's Experience

The real delectable home cooked favorites and customer experience is what Miss Prissy's is all about. We like to let our personalities shine through and our amazing atmosphere allows our patrons do the same.

At Miss Prissy's we cater to your ideas. This location will also be able to serve alcohol and support a full-service bar.

Miss Prissy's is coming into the industry knowing completely well that there are other competent and well-established eateries in Syracuse. However, we have critically studied the industry and have realized that to have a competitive advantage over our competitors; we must do what they are not doing.

- Offer Stellar Food
- Offer Superior Service
- Cater to our client's ideas
- Have clear menu and pricing options
- Return calls and e mails in a timely fashion
- Food prepared with love
- Attention to detail
- Variety of food options (vegan, gluten free, vegetarian)

Each customer will be treated and made to feel exemplary throughout their experience with us. Currently there is not one African American owned American Soul Food/Catering facility that can offer this combination of distinct services.

Business Mission

We will continue to restore unity and joy to our community one plate at a time with high-quality meals and beverages in a clean and fun atmosphere while providing friendly and exceptional customer service. Miss Prissy's creates memorable moments utilizing food.

Business Vision

Provide the absolute best dining experience with superior service and stellar food always. We will make every patron feel valued.

To grow and expand from our Food Stall at the Market to our own Brick and Mortar full-service restaurant in Downtown Syracuse.

The Goal

The business goal is to maintain a recognizable brand and to become the first thought of the people living in Syracuse, New York for their dining needs.

Business Objectives

- Providing the community with a reputable Black Owned landmark eatery
- Provide jobs to approximately 15-20 people in the area.
- To provide community service by designating one day a month to feed the economically challenged members of the community.
- The owners will be a positive force in aiding and setting the standard for the renaissance and revitalization of the area.

Location

431 South Waren Street Storefront

Miss Prissy's will have a 3,000 square foot renovated storefront on South Warren Street in the progressive Downtown Area.

The storefront is situated right between Jefferson and East Onondaga Streets.

Miss Prissy's will be located across from the Galleries of Syracuse which houses the business center and the Mackenzie Hughes Tower. The Galleries are home to:

- Onondaga County Public Library
- Mackenzie-Hughes LLP
- USB Financial Services
- TCG Player
- Congressman Brandon Williams
- The Sutherland Group
- US Environmental Protection Agency
- US Department of Agriculture

- US Department of Defense
- Parsons & Associates
- Voya Services
- Dourdas Financial
- Baska Law
- City Opticians
- Wellcare
- M/E Engineering

Less than a block away from $76 Million Hotel Syracuse at the intersection of the Near Westside, Southside, and the Downtown/Armory Square Neighborhood it is certain to have plenty of other customers to serve. The proposed $500,000 buildout project is spearheaded by John Giles of John Jr Project Management, Inc and Dwyer Architectural LLC and Contractor of record will be Jenn Mullane, managing partner at Redev Construction Corp. Miss Prissy's will ensure that as many as possible MWBE Certified and Minority Businesses are included in the project. The 3,000 square foot space will consist of:

- Table and lounge seating for approximately 70 people
- Bar/Counter seating for approximately 12 people
- Private Meeting/Small Conference area

Onsite parking is limited; however, conversations are ongoing to pair the nearby lot and garages for validated customer parking.

3.2 Lease Terms

Miss Prissy's will sign a 8 year lease for the 3000 sq ft space from Shalimar Properties 407 LLC. The Terms will include:

- All major heavy equipment, grounds maintenance,

RENTAL FEES	
May, June, July 2023	**$250.00**
Aug, Sept, Oct, Nov, Dec 2023	**$500.00**
Year 2024	**$975 Monthly**
Year 2025	**$1250 Monthly**
Year 2026	**$1525 Monthly**
Year 2027	**$1775 Monthly**
Years 2028-2029	**$1875 Monthly**
Year 2030	**$1975 Monthly**

Industry


Destination Downtown
Tourism generates $850 million/year in Onondaga County
Biggest growth market: Leisure travel
Biggest leisure feeder market: Ottawa
500+ hotel rooms located in Downtown Syracuse
Biggest Demographic
Ages 30-65
Couples
Educated
3-night typical stay
Visitor Profile
$400
Daytrip Spending
$1,000
Overnight Spending
Top 5 Activities
1. Dining
2. Shopping
3. Visiting Friends & Relatives
4. Driving/Sightseeing
5. Festival/Event
Cultural Attractions Draw Crowds
Annual Attendance Estimates
Erie Canal Museum - 20,500
Everson Museum of Art - 80,000
Milton J. Rubenstein Museum of Science & Technology (The MOST) - 110,000
Onondaga Historical Association - 174,000
The Oncenter (Convention Center, War Memorial Arena, and Civic Center theaters) - 400,000
The Landmark Theatre entertained more than 53,000 guests and grossed $4.1 Million during a three-week run of The Lion King!
"Downtown Syracuse is a destination... our location has helped grow our retail base by attracting a diverse group of locals, students, and tourists."
The Sound Garden record store

New York State Restaurant/Catering Demographics:

$55.9 Billion in sales in 2021
49,037 restaurants registered as of 2021 in NYS.
3 out of 5 restaurants are minority owned
Sales are projected to advance 7.2% in 2025.
Restaurants employ 8% of the population.
Every dollar in food spent away from home contributes $1.90 to the local economy.

Local Overview

In the past year people in Syracuse:

Spent over $1500 on food outside of the home or prepared foods.
That figure is expected to climb by 5% in the upcoming year.
Every dollar in food spent away from home contributes $1.990 to the local economy.

Restaurants and Food Services National Overview

The restaurant and foodservice industry is a $799 billion industry in the United States. The foodservice industry encompasses any establishment that serves food to people outside their homes. Americans' increasingly hectic lifestyles make cooking at home a challenge, so the restaurant and food industry enjoy steady growth. In 2021, The National Restaurant Association projects that job growth in the restaurant industry will outpace the overall economy, adding 300,000 jobs for a sixth consecutive calendar year. Restaurants employ approximately 14.5 million workers. The National Restaurant Association projected industry sales of $810 billion for 2025. These numbers suggest steady employment for workers and revenue.

The Market

Target Market

Miss Prissy's customers are mostly busy professional people who live and work in the City of Syracuse with expendable income. They like to have options. They like to splurge but also like to have healthy options available. They like the convenience of great food fast but not fast food. Miss Prissy's clients are usually family-oriented people who are involved in various organizations.

Previous Corporate Customers: Over the past year Miss Prissy's has developed a loyal customer base. Some of our customers include *Upstate Hospital, Crouse Hospital, Centerstate CEO, Southwest Community Center, NY Funders, Syracuse University, Key Bank, Syracuse Cooperative Market* along with numerous other not for profit entities, churches, and our Miss Prissy family.

The Competition

Competition is strong when it comes to the food industry in Syracuse, which is why we decided to take our time at the Market to perfect our strategies before launching out on our own. Our goal is to become a leading all – round food service company in all of Syracuse and the only way to achieve that is to outperform our competitors. In order to outperform our competitors in Syracuse, we worked with a business consultant to help us conduct SWOT analysis.

SWOT Analysis

- **Strength**
  We are a complete food service business that not only has great food but excellent service. The truth is that people will prefer to engage an establishment that can provide them with all they would need to make their event a memorable one. Superior Service and Stellar Food.

- **Weakness**
  Our weakness could be the challenge of hiring and keeping the best cooks / staff on our payroll. Over the 2 ½ years Miss Prissy's has developed a brand. We seek employees that will share our mission and vision. This challenge applies to almost all business owners. Although we have developed a following, we are still fairly new to the Syracuse area.

- **Opportunities**
  When it comes to food services, the opportunities that are available cannot be quantified. Any entrepreneur can start his or her own food business anywhere in the world and still make huge returns on his or her investment.

At Miss Prissy's, we take pride in the fact that we are one of the few food service companies in Syracuse that offer a wide range of related services.

- **Threat**
  There are a couple of first-class food service companies in Syracuse, NY, and they pose a minimal threat to us. They pose a threat to us because they are already established, and their brand is well accepted. Also, most of them can boast of a huge clientele base. Our competitors can develop expensive new marketing and sales campaigns and that will mean that we will have to struggle to catch – up.

Direct Competition

There are not many African American owned food establishments here in Syracuse. There are only two that are in operation. One of them is only open on the weekends. Although Miss Prissy's clients are diverse and from all walks of life we deem it important to represent our culture and history in a stellar manner not only in the market but within our community.

Some direct competitors of Miss Prissy's are:

Chi' Soul Restaurant is an eatery on the Southside of Syracuse. It is only open on Friday and Saturdays and the hours are inconsistent. The cuisine is the quintessential meal that would be found in any African American home on a Sunday Afternoon. While there are plenty offerings there is little for the vegetarian crowd. There is little consistency with service and pricing. Also, there is no clear catering menu established. Catering at Chi' Soul is done on a case by case basis. Once again making it difficult for a customer to patronize.

The eatery above is known for their food and prices but not their service, consistency and presentation. However, American Soul Food is a rarity in Syracuse, so people are forced into what is available. Miss Prissy's will set out to challenge the market with our business style and food offerings.

Indirect Competition

A few of our indirect competitors of Miss Prissy's are:

- Wegmans
- Diamond Catering
- Carnegie Catering Company

Indirect competitors are a minimal threat. Consumers have a wide variety of eateries to choose from which is great. However, it was discovered with polls that the market is bored with large impersonal caterers and other chain restaurants.

Products and Services

We offer creative, colorful twists on Southern dishes as well as the traditional offerings. Our menu presents a welcomed change to the city of Syracuse where soul food options are very limited.

Our products/services are superior to our competitors because the needs of our customers are our priority. We partner with local businesses and suppliers such as Renzi, Guinta Produce, Mineo Wholesale, Pepsi, local farms, and Paul Nojaim to provide quality ingredients at an affordable cost.

They effectively meet our needs in a timely fashion and will grant us with a 14–30-day net term.

To ensure the accuracy of our inventory we will implement Inventory Control Sheets. All incoming inventory will be logged and as it is used it will be subtracted from the supply. This will prevent excessive and unnecessary ordering saving money.

Our products and services are the first touchpoint of the business.

- Individual meals purchased at the restaurant
- Alcohol consumption
- Full-service catering
- Holiday Meal Catering
- Miss Prissy's Sassy Sauce

Pricing

Miss Prissy's will ensure that the prices of all the products that are available in our food stall are competitive with what is obtainable amongst competitors within our level.

SERVICE/PRODUCT	AVERAGE PRICING
Meals	$23 Per Meal
Full-Service Catering	$19.95 Per Person
Holiday Meal Catering	$300.00 Per Family Meal
Miss Prissy's Sassy Sauce	$10 Per Bottle
Alcoholic Drink	$10 Per Drink

Marketing Plan

Marketing Channels

A recent survey from Infusion Soft found the following marketing strategies to be the most effective:

- Word-of-mouth (52%)
    - **Logo / Signage -** recognizable font and colors with a logo that has become synonymous with the business that will be displayed on a new sign erected on the front of the building.
    - **Promotion of Special Events -** The Marketing Calendar will highlight a key date such as Father's Day and will have milestones that need to be achieved at set dates e.g. Look at advertising costs 3 weeks before the event, create a special menu two weeks prior, Advertise one week before the event, etc.

- Email marketing (24%)
    - **Website -** Serve as a source of information including menus, customer testimonials, strong About Us page, profiles of staff, images of the location, and details of upcoming events, opportunity to join the e-mail news list, and ability to online order. Google analytics will be used to assess traffic, click thru traffic, online orders and more.
    - **Newsletter -**"Miss Prissy's News" will be distributed to local businesses and residences every three months highlighting food news, new menu items, upcoming events and competitions, which will be used to increase interaction with the community.

- Social media (13%)
    - **Platforms - Facebook, Instagram**

- Pay-per-click ads (5%)
    - **Digital Advertising** - A portion of our marketing dollars will be spent on digital advertising

- TV/radio ads (1%)
    - **Media Advertising** – This will be supported within the overall marketing strategies of Salt City Market

Business and Management Plan

Legal Structure & Company Ownership

Miss Prissy's LLC is a licensed and insured business recognized by New York State and the IRS owned by Dreamer L. Glen and Cyrus Thornton. Miss Prissy's is a certified MWBE Business.

Management Team

Owners: Miss Prissy's has two highly productive owners that combined have supervised employees, managed multi dollar operations within the nonprofit sector and are extremely active in community service and project development. In the six years the owners have methodically developed the brand and the business.

Together, it is their goal to create a renewed cycle of success and tradition within the small business community. Through faith, hard work, and persistence, the team will attempt to transcend the brand from small business to major markets at the same time advocating the maintenance of job creation and helping to bring together community. Miss Prissy's will grow to become the number one choice in the City of Syracuse for catering and planning needs. Miss Prissy's is a celebration of family, friends, community, faith and traditions.

Management Biographies

Dreamer L. Glen is a highly skilled self-taught cook. She is responsible for the Stellar Food. For the past 21 years, she started out servicing clients through her home-based catering and lunch delivery service and now runs a successful stall in the Salt City Market. This venture was birthed not only out of her love for cooking but a need. Terminated from her job after difficult childbirth and the death of her firstborn child cooking served to be therapeutic. She has years of experience with party/event coordination and feeding large crowds. In the past she has also supervised and managed staff in excess of forty people. She holds a MS from the State University of New York at Albany. She is also a graduate of the Upstart Business Training Program.

Cyrus L. Thornton is the half of the team that is responsible for the Superior Service. He has over 15 years of experience in management of the Not-for-Profit sector. Over his years of facilitating and planning meetings he has gained the characteristic of paying attention to the details. Cyrus is passionate about how things will work and flow logistically. He has experience in managing budgets and financials as he serves as the treasurer for several organizations. With him at the helm of these organizations they have flourished. His attention to detail and logistics makes every Miss Prissy event unforgettable. He has a bachelor's degree from Benedict College and is also a graduate of Upstart Business Training Program.

Operations

Through the owners' expertise, they will be able to bring the operations of the business to profitability within its first year of operations. They will recruit managers and other necessary staff to support business activities and continue the company operation.

Miss Prissy's will be available to service our clients 6 days a week from 6am -9pm.

Personnel

Miss Prissy's claim to fame is the ability to deliver Superior Service. We have decided to recruit qualified and competent hands to occupy the following positions.

- Chief Executive Officer/Executive Chef (Owner)
- Chief Operation Officer (Owner)
- Mixologists $16.50 Hourly
- Bar Backs $15.50 Hourly
- Chef $18.00 Hourly
- Helping Hands (Kitchen Assist Hourly ants) $15.50 Hourly
- Director of People and Culture (Managers) $19.50 Hourly
- Superior Service Officers/SSO's (Cahiers/Wait Staff/Counter Help) $15.50 Hourly

We believe that a business is not a success without happy staff and happy customers and that this should be maintained as an ongoing goal of the business.

Retention and Recruitment Policies

To ensure staff retention, Miss Prissy's will adopt creative strategies that go beyond pay increases and benefit's which are based around:

- Recognition & employee development
- Flexible work arrangements / Work-life balance
- Employee engagement & inclusion
- Health and safety
- Communication
- Workplace diversity

When recruiting, we hire the best. Hiring retainable staff and providing them with formal induction is the most paramount stage of the company recruitment process. We want to make certain that we find people who can represent our brand and work well as a team.

Staff will receive training as required. Miss Prissy's employees will watch required videos on food safety and preparation and be trained in first aid. At Miss Prissy's we believe that doing is the best way to learn. Our learning experience will be hands on. We will team up the new worker with an experienced team member. They will shadow and practice the Miss Prissy way until they are ready to be alone.

Weekly or monthly meetings will be held as part of discussing training needs or carrying out training workshops on a topic. We are committed to enhancing the skills of our staff as much as possible. We strongly believe that investment in staff is an investment in our business.

The weekly or monthly meetings will provide a forum for staff to suggest new ideas or to bring up issues they are not happy with. Staff will be asked and encouraged to use their creativity and skills to benefit the business.

Once their staff is inducted, they focus on the following 4 strategies to ensure longevity.

1. **Performance Management** – The Company provides each staff member with clear, achievable, and measurable objectives that are aligned with company business goals to ensure that their talents and capabilities are being used in such a way that makes a difference to the business. As a result, the staff member develops a sense of belonging and a feeling that Miss Prissy's is their company.

2. **Communication** – The management ensures a strong communication process is always in place and is structured to inform, emphasize and reaffirm to employees that their workplace contributions are having a positive impact and helping us to achieve the goals. To achieve this, they encourage an open book policy and relay important business figures and decisions on to our staff and ask them to provide feedback as often as possible.

3. **Loyalty** - True loyalty is not an enforced requirement but an earned response to the trust, respect, and commitment shown to the individuals by the company. The company encourages this through staff loyalty programs, contests, team events, incentives, internal promotion, and small perks. This helps to keep workers motivated, enthusiastic and feeling rewarded which ensures our employees are focused and excited about their jobs and in return, loyal.

4. **Competitive Advantage** - People want to work for a winner! Making a difference in the industry, their society and for the customers is what makes them tick. Miss Prissy's reinforces their strengths and points of difference to their staff and promotes them to wear this proud and in return, this instills a sense of pride in our employees and ensures employment longevity.

Human Resource Management

Miss Prissy's has decided to outsource out payroll and human resource department. We have partnered with Choicepay to provide these services. Miss Prissy's management team would rather spend time on creating great food and exceptional customer experiences.

Our Human resources focus will concentrate on two main areas:

- Documenting Procedures, Staff Handbooks, etc. for future training needs
- Payroll

Growth Potential

It was the expectation that the business clientele will aggressively expand within the three years of operation. Being housed in the Salt City Market and benefiting from their marketing, novelty and notoriety brought Miss Prissy's additional exposure causing revenue to increase. Miss Prissy's is always concerned with meeting the needs of our customers. Hence the need for this current expansion project.

Financial Projections

The business expects a strong rate of growth at our operations. Our financial forecast shows that the company can utilize its assets to stimulate business growth in the nearest future. We will estimate, steady growth with significant net income.

Miss Prissy's is seeking investment in finance our expansion. Together, the co-owners have invested to meet working capital requirements.

Capital

- The owners will generate 10 percent of the start-up capital from their savings
- Seek funding and investments in the amount of $475,000 for construction and build out of space.
- $25,000 reimbursable grant from Syracuse Urban Partnership upon exit

Projection Overview

SERVICE/PRODUCT	AVERAGE PRICING	SHIFT DURATION	NUMBER OF CUSTOMERS/HOUR	MONTHLY REVENUE
Dinner Meals	$23	7 hours	18	$26,000
Breakfast	$10	3 hours	9	$6,200
Lunch	$13	6 hours	6	$10,150
Brunch	$15	4 hours	21	$5,000
Alcoholic Drink	$10	12 hours	9	$26,000

This chart displays the feasibility of meeting our financial goals thus enabling us to repay our lenders and make a substantial profit. The Sassy Sauce and catering revenue is not included in this chart.

Payment Options and Terms

Our Payment policy is all inclusive because we are quite aware that different people prefer different payment options. We always want to make certain that we are making the Miss Prissy experience as convenient as possible. Pricing options will include:

- Cash
- Credit (Online/Phone/Point of Sale)

- Cash App
- Gift Cards
- Invoicing

Insurance

Commercial insurance policy obtained through Haylor, Fryer & Coon. Current Coverages are as follows:

- Commercial General Liability $1,000,000
- Damage to Rented Premises $50,000
- Medical Expenses $5,000
- General Aggregate $2,000,000
- Loss of Earnings   6 months
- Business and Personal Property $15,000 ($250 Deductible)
- Refrigerated Food $2,500
- Off Premise Power Outage $2,500
- Fire Policy Extender Coverage

These coverages will increase with the expansion project.

Both owners have life insurance policies and Key Person insurance policies in the sum of over 2,000,000. We will work with Haylor to make certain Worker's Compensation and other insurances are obtained and up to date.

Key Financial Indicators

- Manufacturing cost should be less than 30%
- Taxation is around 30%
- Labor charges are best below 25% of the sales value.
- Advertising cost is no more than 25%.

Sensitivity Analysis

The company's revenues can change depending on the general economic climate of the industry. In times of economic recession, the company may have issues with its top line income as fewer sales will be made. However, the company will generate income from both traditional food and modern food sales, which will reduce the risks associated with this business.

Financial Projection

A full set of financial projections have been developed and assessed by a Certified Business Advisor.

They include:

- Owner equity/cash injection
- Comprehensive list of start-up costs
- 1 year of month by month Cash Flow Statement.
- 1 year of month by month Income Statement
- Start-up Opening Day Balance Sheet
- Amortization schedule for loan amount
- Depreciation Schedule

Appendix

Professional Supports

The Safety Net

Miss Prissy's has developed support relationships with:

- El Java Abdul Qadir of *Southside Innovation Center*
- Andrew Obernesser of *Centerstate CEO*
- Neil Miller of *Onondaga County Small Business Development Center*
- *Cornell University's Department of Food Science*
- *Allyn Family Foundation* and *Syracuse Urban Partnership*
- Roger Bradley*, Attorney*
- Cerio Law, *Attorney*
- Mark Barbee, *Attorney/Consultant*
- Judy Delaney and Eric Ennis, *Office of Economic Development*
- Diane Stahl*, Haylor, Fryer & Coon Insurance Specialists*
- *Pathfinder Bank*
- *Key Bank*
- *Capital One Bank*